

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2021

Paul Edgecliffe-Johnson
Chief Financial Officer
INTERCONTINENTAL HOTELS GROUP PLC
Broadwater Park
Denham, Buckinghamshire UB9 5HR
United Kingdom

> **Re: INTERCONTINENTAL HOTELS GROUP PLC**
> **Form 20-F for the year ended December 31, 2020**
> **Filed on March 4, 2021**
> **File No. 001-10409**

Dear Mr. Edgecliffe-Johnson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction